Exhibit (a)(1)(I)

WEBMD HEALTH CORP.

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS

RE: OFFER TO PURCHASE COMMON STOCK OF WEBMD HEALTH CORP.

November 16, 2016

As you may already know, WebMD Health Corp. (“WebMD”) has recently announced an offer to purchase up to 2,000,000 shares of its common stock, $.01 par value per share, at a price of $55.00 per share, without interest (the “Tender Offer”). The Tender Offer is subject to a number of terms and conditions that are described in offering documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before the date on which the Tender Offer expires (Thursday, December 15, 2016), the deadline for participating in the Tender Offer. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.

Procedure For Option Holders to Participate

The Tender Offer is generally being made to WebMD’s stockholders. Because you hold vested options (or hold options that will vest before the Tender Offer expires), you may participate in the Tender Offer by first exercising your vested stock options and then tendering your shares in accordance with the terms and conditions of the Tender Offer documents.

For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested shares, and expiration dates, please access your Fidelity account. In order to access or activate your Fidelity account, you can visit netbenefits.fidelity.com or contact Fidelity at 1-866-MYWEBMD and select option 4 to speak to a Fidelity representative. Fidelity representatives are also available if you have questions related to your stock options, or if you need assistance in exercising your vested stock options.

You should also review the prospectuses prepared in connection with the registration on Form S-8 of the shares of WebMD common stock underlying your stock options. The prospectuses are available on the Company’s Employee Central intranet under Human Resources — Policies — Stock Option Plans, Forms, Procedures.

If you are a former employee of WebMD and its subsidiaries, your vested stock options generally remain exercisable for 90 days following the effective date of your termination of employment; however, you should review your award agreement to confirm the date your stock options expire. Please keep the expiration date of your stock options in mind in making a decision about whether to participate in the Tender Offer. The Tender Offer will not extend the expiration date or otherwise modify the terms of your options.

Following the exercise of your stock options, you will receive shares of WebMD common stock that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer documents to determine if participation would be advantageous to you. The Tender Offer documents consist of (1) an Offer to Purchase dated November 16, 2016 and (2) a related Letter of Transmittal. You can obtain a copy of the Tender Offer documents from Innisfree M&A Incorporated, the information agent for the Tender Offer, at (888) 750-5834 (toll-free). The Offer to Purchase sets forth all of the terms and conditions of the Tender Offer, some of which are summarized below. The related Letter of Transmittal is the form you would use to tell WebMD you wish to participate in the Tender Offer. If you have the shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will be required to tender the shares on your behalf and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Tender Offer and have any questions, including those relating to the applicable deadlines, you should contact Fidelity (at 1-866-MYWEBMD and select option 4 to speak to a Fidelity representative), Innisfree and/or your broker as soon as possible.

Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decision. WebMD’s Board of Directors has approved the making of the Tender Offer. However, neither WebMD nor its Board of Directors is making any recommendation as to whether you should exercise your stock options or participate in the Tender Offer. You should review the Offer to Purchase and the related Letter of Transmittal, and consult your own personal advisors, before determining whether to exercise options and whether to participate in the Tender Offer.

If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer expires at 5:00 p.m., New York City time, on Thursday, December 15, 2016 unless extended by WebMD. In addition, as noted above, if the shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for receipt of your instruction to them to tender the shares in your account.

If you wish to exercise all or a portion of your vested stock options in order to tender the underlying shares in the Tender Offer, you must exercise your stock options early enough to allow WebMD to facilitate your exercise and to transfer the shares to you before the Tender Offer expires. You should note that an option exercise procedure can take several days so you should plan your decisions accordingly. For further information or if you have any questions relating to exercising your options, including those relating to the applicable deadlines, contact Fidelity as described above.

If you do elect to exercise your stock options, the exercise is not revocable, even if all or a portion of your shares are not accepted in the Tender Offer.

Summary of Terms of the Tender Offer

The terms and conditions of the Tender Offer are fully set forth in the Offer to Purchase and related Letter of Transmittal, available as described above. The summary set forth below is intended to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain a copy of the Tender Offer documents for further review.

WebMD will, upon the terms and subject to the conditions of the Tender Offer, pay $55.00 per share, less any applicable withholding taxes and without interest, for the shares of common stock validly tendered pursuant to the Tender Offer and not properly withdrawn. WebMD reserves the right to purchase an additional number of shares in excess of the 2,000,000 share maximum, not to exceed 2% of its outstanding shares of common stock, subject to applicable legal requirements, without extending the Tender Offer. If more than 2,000,000 shares have been validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on Thursday, December 15, 2016 (the current expiration date unless WebMD extends the Tender Offer), WebMD will purchase shares in accordance with the terms and conditions of the Tender Offer. These terms and conditions generally provide that WebMD will first accept shares tendered by smaller shareholders (individuals who own fewer than 100 shares), provided these individuals validly tender all of their shares, and then will accept shares properly tendered on a pro rata basis.

If you exercise any of your vested stock options, and WebMD does not accept the tender of all or any of your shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.

Tax Implications

You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Tender Offer.

THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

Stock plan recordkeeping and administrative services provided by

Fidelity Stock Plan Services, LLC. WebMD and Fidelity Investments

are not affiliated. This material has been prepared and distributed by WebMD and it is solely responsible for its accuracy.

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